Exhibit 99.1

Bellatrix to present at the TD Securities 2015 London Energy Conference

TSX, NYSE: BXE

CALGARY, Jan. 9, 2015 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) is pleased to announce that Brent Eshleman, Executive Vice President & COO, will be presenting at the TD Securities 2015 London Energy Conference on Monday, January 12, 2015 at 3:05 p.m. GMT in London, England.

A copy of the updated corporate presentation is available on Bellatrix's website at http://www.bellatrixexp.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

SOURCE Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information: Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270; or Troy Winsor, Investor Relations (800) 663-8072; Bellatrix Exploration Ltd., 1920, 800 - 5th Avenue SW, Calgary, Alberta, Canada T2P 3T6, Phone: (403) 266-8670, Fax: (403) 264-8163, www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 07:30e 09-JAN-15